EXHIBIT 99.1

Avino Silver & Gold Mines Ltd. – News Release – July 10, 2017

Avino Provides Update On Bralorne Gold Mine

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM

TSX-V: ASM

July 10, 2017	FSE: GV6

AVINO PROVIDES UPDATE ON BRALORNE GOLD MINE

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to provide the following update on the Bralorne Gold Mine located near Gold Bridge, British Columbia.

“Since acquiring the Bralorne Gold Mine in 2014, the Company has been focussed on returning this historical gold mine to production while building long term relationships with the First Nations and local communities towards this common goal. Instead of taking a phased approach to the future re-opening of the mine, the Company is evaluating the possibility of combining the phases and potentially start the mine at a higher operating rate. A diamond drill program is being planned for the fall to define the resources for mining purposes and potentially expand the resources.”

David Wolfin – President & CEO Avino Silver & Gold Mines Ltd.

Readers are cautioned that the following discussion concerning proposed operations and any decision by Avino to place the Bralorne Gold Mine into production are not based on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with any production decision. These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Progress Update

The Company has reviewed three different potential scenarios for developing an operating plan. The original phased plan was for the future start-up of a small tonnage operation, and during the course of work being completed, our onsite consultants have identified ground and safety issues in the existing 800 level tunnel. It was determined that the 800 level needed rehabilitative work, and consultants were engaged to review and develop a plan for the repairs. In view of the proposed repairs, which would have restricted mine throughput, the construction of a new tunnel on the 800 level, which was originally included in a later phase, is now being evaluated. The consultant’s recommendations are to construct a new tunnel on the 800 level, due to the age and limiting size of the original main access tunnel, which also has issues with difficult ground conditions. The future construction of a new 800 tunnel should allow earlier access to the resources below the 800 level.

The recommended new 800 level tunnel would be sized for mechanized equipment (4.5 metres x 4.5 metres) for the long term development of the mine to depth. It would be near the mill, and replace the old 800 tunnel (2.5 metres x 2.5 metres) which was only accessible by small track equipment. The old tunnel would be made safe and would still be used for ventilation, secondary egress, and mine water drainage.

The proposed new mine plan also contemplates testing a different mining method, sub level long hole retreat mining on veins where the hanging wall, foot wall and mineralization are conducive to this method, which should be safer and more productive than the shrinkage and cut & fill mining methods used in the past. Combined with the larger new tunnel, the mining operation should be more mechanized and efficient than in the past.

Underground Drill Program and Surface Exploration

An underground drill program will be carried out this year to better define the resources above and below the 800 level. Garth Kirkham, P. Geo., the Company’s independent geological consultant for Bralorne, is designing a drill program. The Company also plans to carry out a surface exploration program this year, consisting of mapping and trenching and possibly some drilling on its expanded ground position that now incorporates the contiguous BRX claims. The program will be aimed at finding near surface veins that could provide early mill feed.

Environmental & Permitting Progress

The Company is in discussions with the Ministry of Mines and Energy (“MEM”) and Ministry of the Environment (“MOE”) to receive an amended Mine Permit which would be updated to modern environmental and permitting standards that would allow the Company to operate the mine at 100 tonnes per day. Permitting has taken longer than expected, and is partly a result of the government taking a more rigorous approach to environmental requirements and having many projects at the permitting stage in British Columbia. If amended as expected, we would be in receipt of a modern permit, which should take less time to amend for modest future expansions. The Company’s senior management and site personnel continue to work closely with the MEM and MOE, and recently met with the Chief Inspector and Deputy Chief Inspector to discuss environmental and permitting. It was a very productive meeting, and a follow up meeting is planned for the fall.

The Company is pleased to have achieved the following key milestones since acquiring the Bralorne Gold Mine in 2014 and closed the mill in December due to the Tailings Storage Facility (“TSF”) being at capacity

•	Doubled the size of the original Water Treatment Plant (“WTP”) from 3.5 litres per second to 7 litres per second in 2015 as the mine water runoff during freshet increased significantly;

•	Constructed a new state of the art WTP in 2016 capable of treating 35 litres per second;

•	Raised the dam for the TSF by 2.4 metres in 2015;

•	Constructed a buttress at the toe of the dam for the TSF in 2016 and received approval to use the TSF in September, 2016;

•	An Interim Closure and Reclamation Plan was submitted in 2015 as part of the Amendment to the Mining Permit, which was reviewed by all proponents including the First Nations with extensive discussion and feedback, and is now waiting final consultation with First Nations and approval by MEM and MOE;

•	Resources, which were updated in an NI-43-101 report dated October 20, 2016, were incorporated into the proposed internal mine plan;

•	An independent consulting engineering firm was engaged in 2016 to review the mill and surface infrastructure to determine the best way to upgrade these facilities, and a plan is now in place that has been accepted by the Company;

Avino Silver & Gold Mines Ltd. – News Release – June 29, 2017

Avino Provides Update On Bralorne Gold Mine

•	In 2016, Bralorne, North Island College, the BC Government and First Nations completed two educational cohorts to provide basic mining training to 24 members of the St’at’imc First Nations in Lillooet; and

•	A Letter of Intent (“LOI”) was signed with the First Nations in May of 2017 to work together to form partnerships that will be beneficial to the First Nations, the communities and the Company in the development and operation of the Bralorne Gold Mine.

Mill and Infrastructure

During this past year, an independent consulting engineering firm has reviewed the mill and infrastructure to determine which buildings and equipment should be replaced. Unfortunately, most of the equipment is too small for the anticipated higher mill operating rate, and some of the buildings no longer meet the BC building code, due to their age. Accordingly, new or refurbished equipment is being proposed for the mill. A separate crushing building is being considered for the mill, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being considered. The buildings that do not meet code will be upgraded to meet the code, or removed / demolished and then replaced.

The Company is pleased to report that the following work has been completed or is underway:

•	Demolition of existing coarse and fine ore bin – Completed

•	Simplification of the crushing circuit with a larger primary and secondary crushing plant, which has the potential for future expansion – Conceptual engineering completed

•	Removal of retired equipment (crushing plant, ball mill foundations and pedestals) – Partly completed

•	Construction of new tailings pumping system – Engineering underway

•	Upgrading of existing electrical systems – Completed

•	High Voltage Overhead Line Re-route – Plans are in progress

•	BC Hydro Upgrade Activities – Plans in progress

•	Mill and surface lighting – Lighting upgrades in all surface buildings to be installed

•	Assay lab demolition – Completed

Mining Day at the Legislature

Mining Day at the Legislature was attended by senior management and executives of most of the operating mines in British Columbia. Approximately 25 attendees were divided into smaller groups who then had the opportunity to meet with MLA’s, Ministers, Deputies and members of the opposition to present industry issues such as permitting time lines and the inspection process. Mining company representatives were well received, and the government representatives of all parties are all supportive of mining.

Avino Silver & Gold Mines Ltd. – News Release – June 29, 2017

Avino Provides Update On Bralorne Gold Mine

First Nations and Surrounding Communities

First Nations

We are very pleased with the Company’s evolving relationship with the First Nations in the area who have proven to be supportive and collaborative; and instrumental in assisting in interactions with provincial regulators.

Recently there have been a number of important factors that have contributed to the development of the project, firstly the signing of the LOI with St’át’imc Eco Resources which recognizes the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations (the “St’át’imc”) to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St’át’imc Eco-Resources Ltd. represents ten of the eleven St’át’imc communities and is owned and operated by members of the St’át’imc. Please see the Avino news release dated May 1 on our website at http://www.avino.com/s/news.asp?ReportID=788396. Click here or on the link below to view a video from the 2017 Underground Mining Training program graduation ceremony.

https://vimeo.com/213378917

Hiring and Training

During the past month, the Company hired a Metallurgist, Lead Electrician, Apprentice Electrician, Senior Mining Engineer, Senior Mine Geologist, and Junior Geologist; all of which are important and strategic hires to support existing staff and strengthen the team. Additionally, the Company, together with North Island College, St’át’imc Government Services and the BC and Federal Governments, participated in two educational cohorts to provide basic mining training to 24 members of the St’át’imc First Nation in Lillooet, two graduates have been hired thus far and we expect to hire more. Avino is also working in conjunction with Thompson Rivers University, the Center for Training Excellence in Mining and a number of other mining companies within the province to develop a provincially recognized, accredited underground mining training program.

Community Engagement

Recognizing the need for improved infrastructure and more amenities to make the Bralorne area an attractive location for future employees, Avino has begun working with the Squamish-Lillooet Regional District, St’át’imc Eco-Resources, Bralorne Community Advisory Committee, Bridge River Economic Development Committee, and Thompson Rivers University to develop a plan to rejuvenate the surrounding communities, provide housing options for employees and their families as well as to protect existing facilities crucial to the community’s future growth.

Qualified Person(s)

The Bralorne Project in BC is under the supervision of Jasman Yee P. Eng, an Avino Director, and Fred Sveinson, P. Eng., who are both qualified persons within the context of National Instrument 43-101.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Avino Silver & Gold Mines Ltd. – News Release – June 29, 2017

Avino Provides Update On Bralorne Gold Mine

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.